Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, VA 23320

July 14, 2014

Via EDGAR

Ms. Mara L. Ransom
Assistant Director
Mail Stop 3561
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:    Dollar Tree, Inc. (the “Registrant”)
Form 10-K for the Fiscal Year Ended February 1, 2014
Filed March 14, 2014
Definitive Proxy Statement filed on Schedule 14A
Filed May 12, 2014
File No. 000-25464

Dear Ms. Ransom:

Please find our response to the Staff’s comments contained in your letter of July 3, 2014, regarding the proxy statement filed on May 12, 2014. For ease of reading, the Staff’s comments are bolded.

As requested in your letter and in connection with responding to the comments, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding our response or need further information, please feel free to contact our in-house Chief Legal Officer, William A. Old, Jr. at (757) 321-5419 or our outside counsel, John S. Mitchell, Jr. at (202) 833-9200.

Sincerely,

/s/ Bob Sasser
Bob Sasser
Chief Executive Officer
Dollar Tree, Inc.

Dollar Tree, Inc.
Response to Staff Comment Letter Dated July 3, 2014

Definitive Proxy Statement filed May 12, 2014; File No. 000-25464

Compensation of Chief Executive Officers, page 18

1.
We note your disclosure that your U.S. operating income was $983,660,455 in fiscal 2013 and yet your audited financial statement covering the same period reflect overall operating income of $970.3 million. Recognizing that we are unable to determine how your Canadian operations impacted your overall operating income, please tell us how you arrived at the amount you disclose here. In this regard, we note your indication on page 25 that the Compensation Committee did not exercise any discretion in revising the target amount with respect to the 2013 bonus payments. This comment also applies to the three-year operating target applicable to the Long-Term Incentive awards.

The Registrant's Proxy states that its Annual Bonus payments are based on a U.S. operating income target approved by the Compensation Committee of the Board of Directors at the beginning of the fiscal year. As noted in the Proxy, U.S. operating income was $983,660,455. The Registrant’s U.S. operating income is calculated from the audited consolidated operating income of $970.3 million by adding Registrant’s loss from international operations and subtracting the management fees charged by the Registrant’s U.S. companies to the international companies. The Registrant's Compensation Committee did not make any modifications to the target or measure of U.S. operating income in evaluating performance achievement as indicated on page 26 of the Proxy.

The same process is used in determining the three-year U.S. operating income used for calculating performance achievement under the Long-Term Incentive awards.